

EXCELLENCE



10015420



ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.036/2010

March 19, 2010

SEC Mail Processing
MAR 19 2010
Washington, DC
120

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Mar 19, 10

dlw 3/25

Summary Statement of Assets and Liabilities [1/]

As of 28 February 2010


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	28,343,421,882.31	Deposits	1,003,156,834,677.22
Interbank and money market items	127,558,753,005.94	Interbank and money market items	102,996,896,633.69
Investments, net	227,951,673,441.17	Liabilities payable on demand	11,242,208,525.19
(with obligations Baht 80,702,289,571.04)		Borrowings	89,257,915,514.04
Credit advances (net of allowance for doubtful accounts)	905,127,777,534.47	Financial institution's liabilities under acceptances	587,932,585.11
Accrued interest receivables	1,172,742,479.42	Other liabilities	48,197,471,001.03
Properties foreclosed, net	11,763,448,321.04	Total liabilities	1,255,439,258,936.28
Customers' liabilities under acceptances	587,932,585.11		
Premises and equipment, net	32,691,379,941.48		
Other assets, net	44,893,414,971.64	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	79,029,746,835.10
		Other reserves and profit and loss account	21,688,936,461.20
		Total shareholders' equity	124,651,285,226.30
Total Assets	1,380,090,544,162.58	Total Liabilities and Shareholders' Equity	1,380,090,544,162.58
Customers' liabilities under unmatured bills	8,234,695,195.55	Financial institution's liabilities under unmatured bills	8,234,695,195.55
Total	1,388,325,239,358.13	Total	1,388,325,239,358.13

	Baht
Non-Performing Loans 2/(net) as of 31 December 2009 (Quarterly)	17,145,301,072.87
(1.77 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 31 December 2009 (Quarterly)	24,792,188,366.99
Actual provisioning for loan loss, as of 31 December 2009 (Quarterly)	33,225,754,859.67
Loans to related parties	51,512,561,265.89
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,577,543,295.06
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	152,472,787,089.16
Changes in assets and liabilities this quarter as of 28 February 2010 due to fine from violating the Financial Institution Business Act B.E. 2551, Section.......	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,471,971,444.81
Letters of credit	19,663,035,820.98

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 December 2009 (Quarterly) 35,071,541,263.74

(3.56 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Disclosure of capital maintenance information under the Notification of the Bank of Thailand

Re: Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure	1. Website of the Bank under Investor Relations section at http://www.kasikornbank.com/EN/Investors/Pages/Investors.aspx
	2. Management Discussion and Analysis (MD&A)
Date of disclosure	27 August 2009
Information as of	30 June 2009